EMPRO GROUP INC.

21, Jalan 15/23, Tiong Nam Industry Park

40200 Shah Alam

Selangor, Malaysia

July 1, 2025

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Robert Augustin
Katherine Bagley

RE:	Empro Group Inc.
Amendment No. 11 to Registration Statement on Form F-1
Filed June 4, 2025
File No. 333-282155

Dear Sir / Madam:

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Empro Group Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated and that the Registration Statement become effective at 5:05 p.m., Eastern Time, on Tuesday, July 1, 2025, or as soon thereafter as practicable.

The Company acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Michael T. Campoli of Pryor Cashman LLP, outside counsel to the Company, by email at mcampoli@pryorcashman.com or by phone at 212-326-0468.

Very truly yours,

/s/ Yeoh Chee Wei
Name:	Yeoh Chee Wei
Title:	Chief Executive Officer
Empro Group Inc.

cc	Michael T. Campoli, Esq.
Pryor Cashman LLP